Mail Stop 3561

July 31, 2006

Mr. Andrew Lyon, CEO
Yarraman Winery, Inc.
700 Yarraman Road
Wybong
Upper Hunter Valley
New South Wales, Australia 2333

Re: Yarraman Winery, Inc.
       Form 10-KSB
       Filed June 1, 2006
       File No. 000-28865

Dear Mr. Lyon:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-QSB for theYear Ended March 31, 2006

Item 3. Controls and Procedures, page 30

1.   We note that you report no changes in the Company's internal controls subsequent to March 31, 2006. Please revise to disclose any change in your internal control over financial reporting in connection with the evaluation that occurred during your last fiscal quarter. See SB section 228.308(c) for guidance.

2.   We note your disclosure that your management, including your principal executive officer and principal accounting officer, concluded that the Company's disclosure controls and procedures are designed, and are effective, to give reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Statement of Operations

3.   Tell us and revise to describe the nature of the $152,081 inventory adjustment. We note the disclosure in Other Income/Expense in Management's Discussion and Analysis but it is too summarized and provides no insight into what actually occurred. We note that this amount is the same amount as an item described in the financial statements as "gain on settlement of debt." If it is truly an inventory adjustment, it should be presented as a separate category of cost of goods sold in the statement of operations.

Note 7 – Related Party Transactions

4.   You disclose that you purchased from the former parent company, YRT, certain assets and liabilities. We note that this transaction was presented as a pro forma transaction in the Form 8-K filed in December 22, 2005. If this transaction occurred between you and your parent prior to the reverse merger, tell us why you did not retroactively restate the historical financial statements to account for it as a common control transaction. Tell us how you valued this transaction (e.g., fair value or parent's historical basis). Revise the financial statements as necessary.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Blaise Rhodes at (202) 551-3774 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies